Exhibit (a)(1)(F)

POWER OF ATTORNEY

Carol Gunther is authorized to execute documents on behalf of the Purchaser pursuant to Section 12.10 of the Amended and Restated Trust Agreement, which provides as follows:

Section 12.10              Execution of Transaction Documents.  Carol Gunther shall have the authority and power to act on behalf of the Trust and each Series to enter into and execute the Transaction Documents on behalf of the Trust and each Series.